

PERLAGE
SPARKLING
WINE CLUB

DECEMBER 2020



THE CLUB

TWO MEMBERSHIP OPTIONS:

$750/YEAR, ONE-TIME PAYMENT

$150/SHIPMENT, SIX SHIPMENT COMITTMENT

THREE BOTTLES SPARKLNG WINE PER SHIPMENT

PAIRED COOKBOOK PER SHIPMENT

SIX SHIPMENTS PER YEAR

EXCLUSIVE ACCESS TO TASTING DEMOS AND VIDEOS

VIP ACCESS TO CHAMPAGNE EVENTS



THE FOUNDER

COMPLETING CHAMPAGNE MASTER LEVEL, WINE SCHOLARS GUILD

INTERMEDIATE SOMMELIER, WINE & SPIRITS EDUCATION TRUST

"YOUNG LEADER" - SOMM JOURNAL / TASTING PANEL, 2019

"AWARD OF EXCELLENCE" - WINE SPECTATOR, 2020
(ON BEHALF OF CATALYST RESTAURANT)



THE COMPETITION



WINESTYR

Showroom Model
Broader Focus



FATCORK

Champagne Only
Smaller Market
Less Shipments



WINC, BRIGHTCELLARS

Co-Labeled
Less premium options

THE FUNDING



FULFILLMENT

PARTNER WITH LICENSED FULFILLMENT CENTER FOR SHIPPPING AND PROCESSING ORDERS



LICENSING

ESTABLISH PROPER LIQUOR LICENSING TO SHIP TO ALL 48 CONTINENTAL UNITED STATES



PR

EXTENSIVE LAUNCH STRATEGY THROUGH EARNED/TRADITIONAL MEDIA AND SOCIAL MEDIA

THE TERMS

Seeking $15000-30000.

Investment Structure Revenue	Sharing Note
Investment Multiple	1.6×
Early Investment Bonus	1.8x
Business's Revenue Share	0.6%-1.2%
Repayment Schedule	Quarterly
Securitization	None
Maturity Date	October 1, 2028
Approximate ROI	**21%***

*22% potential annualized ROI based on our calculations performed by Perlage

MORE INFO



 @PERLAGESAPRKLINGWINELCUB

 WWW.PERLAGESPARKLINGWINECLUB.COM

 MATTHEW@PERLAGESPARKLINGWINECLUB.COM



Perlage
SPARKLING WINE CLUB™